As filed with the Securities and Exchange Commission on December 18, 2017

Securities Act File No. 333-220520

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

Cushing® Mutual Funds Trust

(Exact Name of Registrant as Specified in Charter)

8117 Preston Road, Suite 440

Dallas, Texas 75225

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

214-692-6334

(Registrant’s Area Code and Telephone Number)

Jerry V. Swank

8117 Preston Road, Suite 440, Dallas, Texas 75225

(Name and address of agent for service)

Send Copies of Communications to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017 pursuant to Rule 497 of the Securities Act of 1933, as amended, are incorporated herein by reference.

This Post-Effective Amendment is being filed for the purpose of filing the tax opinion as Exhibit 12 to this Registration Statement on Form N-14.

No filing fee is required because an indefinite number of shares of beneficial interest, par value $0.01, of the Registrant have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

PART C

OTHER INFORMATION

Item 15. Indemnification

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Registrant’s Agreement and Declaration of Trust, as amended (the “Agreement and Declaration of Trust”). Article 8, Section 8.4 of the Agreement and Declaration of Trust provides that each officer and trustee of the Registrant shall be indemnified by the Registrant against all liabilities incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which the officer or trustee may be or may have been involved by reason of being or having been an officer or trustee, except that such indemnity shall not protect any such person against a liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of (i) not acting in good faith in the reasonable belief that such person’s actions were not in the best interests of the Trust, (ii) willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (iii) for a criminal proceeding, not having a reasonable cause to believe that such conduct was unlawful (collectively, “Disabling Conduct”). Absent a court determination that an officer or trustee seeking indemnification was not liable on the merits or guilty of Disabling Conduct in the conduct of his or her office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent trustees, after review of the facts, that such officer or trustee is not guilty of Disabling Conduct in the conduct of his or her office.

The Registrant has purchased insurance on behalf of its officers and trustees protecting such persons from liability arising from their activities as officers or trustees of the Registrant. The insurance does not protect or purport to protect such persons from liability to the Registrant or to its shareholders to which such officer or trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Reference is made to Section 7(a) of the Distribution Agreement:

The Trust shall indemnify, defend and hold the Distributor and each of its managers, officers, employees, representatives and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnitees”), free and harmless from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys’ fees) (collectively, “Losses”) that the Distributor Indemnitees may sustain or incur or that may be asserted against a Distributor Indemnitee by any person (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any Prospectus, or in any annual or interim report to shareholders, or in any advertisements or sales literature prepared by the Trust or its agent, or (ii) arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) based upon the Trust’s refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement; provided, however, that the Trust’s obligation to indemnify the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any advertisement or sales literature in reliance upon and in conformity with written information relating to the Distributor and furnished to the Trust or its counsel by the Distributor for the purpose of, and used in, the preparation thereof. The Trust’s agreement to indemnify the Distributor Indemnitees is expressly conditioned upon the Trust being notified of such action or claim of loss brought against the Distributor Indemnitees within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Distributor Indemnitees, unless the failure to give notice does not prejudice the Trust; provided, that the failure so to notify the Trust of any such action shall not relieve the Trust from any liability which the Trust may have to the person against whom such action is brought by reason of any such untrue, or alleged untrue, statement or omission, or alleged omission, otherwise than on account of the Trust’s indemnity agreement contained in this Section 7(A).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits. The following exhibits are incorporated by reference to the Registrant’s previously filed registration statements on Form N-1A, indicated below, except as noted:

Exhibit No.	Description of Exhibit

(1)(a)	Agreement and Declaration of the Registrant(1)

(1)(b)	Certificate of Designation for The Cushing MLP Infrastructure Fund(1)

(2)	Bylaws of the Registrant(1)

(3)	Not applicable

(4)	Amended and Restated Agreement and Plan of Reorganization — filed as Appendix A to the Joint Proxy Statement/Prospectus incorporated herein by reference

(5)	Not applicable

(6)(a)	Form of Investment Advisory Agreement between the Registrant and Cushing Asset Management, LP(4)

(6)(b)	Form of Fee Waiver Agreement between the Registrant and Cushing Asset Management, LP(4)

(7)	Form of Distribution Agreement between the Successor Fund and Quasar Distributors, LLC(4)

(8)	Not applicable

(9)	Form of Custody Agreement between the Registrant and U.S. Bank, National Association(4)

(10)	Multi Class Plan(3)

(11)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(4)

(12)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

(13)(a)	Form of Transfer Agency and Service Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(4)

(13)(b)	Form Administration Servicing between the Registrant and U.S. Bancorp Fund Services, LLC(4)

(13)(c)	Form of Fund Accounting Servicing between the Registrant and U.S. Bancorp Fund Services, LLC(4)

(14)	Consent of the Independent Registered Public Accounting Firm(5)

(15)	Not applicable

(16)	Power of Attorney(2)

(17)	Form of Proxy Card(5)

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-220521; 811-23293), as filed with the Commission on September 19, 2017
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-220520), as filed with the Commission on September 19, 2017
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-220521; 811-23293), as filed with the Commission on October 31, 2017
(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-220520), as filed with the Commission on October 31, 2017
(5)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (File No. 333-220520), as filed with the Commission on November 14, 2017

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as a post-effective amendment to this registration statement within a reasonable time after the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Dallas, State of Texas, on the 18th day of December, 2017.

CUSHING MUTUAL FUNDS TRUST

By:	/s/ Jerry V. Swank
Jerry V. Swank
Trustee, Chief Executive Officer and President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 18th day of December, 2017.

Principal Executive Officer:

/s/ Jerry V. Swank
Jerry V. Swank	Trustee, Chief Executive Officer and President

Principal Financial Officer:

/s/ John H. Alban
John H. Alban	Chief Financial Officer and Treasurer

Trustees:

*
Brian R. Bruce	Trustee

*
Brenda A. Cline	Trustee

*
Ronald P. Trout	Trustee

*	Signed by Barry Y. Greenberg pursuant to a power of attorney incorporated herein by reference.

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg Attorney-In-Fact December 18, 2017

EXHIBIT INDEX

(12)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP